Exhibit 21

LIST OF SUBSIDIARIES

Company Name	Place/Date of Incorporation	Issued Capital	Principal Activities
RGF Investment Limited	Hong Kong	10,000 shares at HKD $1 per share, par value	Investment Holding
Doventure Investment Limited	Hong Kong	10,000 shares at HKD $1 per share, par value	Investment Holding